# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kodiak AI, Inc., CIK 0001853138
CUSIP: 500081104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1049 TERRA BELLA AVENUE, MOUNTAIN VIEW, California (CA), 94043
Date of event which requires filing of this statement: 09/24/2025
Filed by CIK 0002080471
Persons authorized to receive notices and communications: Jordan Coleman, Kodiak AI, Inc., 1049 Terra Bella Avenue, Mountain View, California (CA), 94043, (650) 209-8005; Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California (CA), 94304, (650) 493-9300; Melissa Rick, Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California (CA), 94304, (650) 493-9300; Austin March, Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California (CA), 94304, (650) 493-9300

## Reporting persons
- Burnette Donald L. (CIK 0002080471): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 25,915,204; shared voting power 1,385,765; sole dispositive power 25,915,204; shared dispositive power 1,385,765; aggregate amount beneficially owned 27,300,969 (15.1% of the class)
  Comment: (1) With respect to Rows 7, 9 and 11, includes 25,915,204 shares held by Donald L. Burnette.
  
  (2) With respect to Rows 8, 10 and 11, includes 1,385,765 shares held by Citizens Trust Company of Delaware, Trustee of the Burnette Family Irrevocable Trust dated August 11, 2025.
  
  (3) With respect to Row 13, the percentage is based on the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by Mr. Burnette by (b) the sum of 181,207,392 shares of Common Stock of the Issuer outstanding as of September 24, 2025, immediately after giving effect to the consummation of the Business Combination (as defined in Item 3 below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Kodiak AI, Inc.
Address of issuer's principal executive offices: 1049 TERRA BELLA AVENUE, MOUNTAIN VIEW, California (CA), 94043
Comment:
This Schedule 13D relates to the shares of Common Stock, par value $0.0001 per share ("Common
Stock"), of Kodiak AI, Inc. (f/k/a Ares Acquisition Corporation II) (the "Issuer"). The principal executive offices of the Issuer are located at 1049 Terra Bella Avenue, Mountain View, CA 94043. The Issuer's Common Stock is listed on the Nasdaq Stock Market LLC under the symbol "KDK."

## Item 2. Identity and Background
Name of person filing: Donald L. Burnette (the "Reporting Person").
Residence or business address:
The address for the principal business address of the Reporting Person is:

1049 Terra Bella Avenue
Mountain View, CA 94043
Present principal occupation or employment: The principal occupation of the Reporting Person is serving as Chief Executive Officer of the Issuer and as a member of the Issuer's board of directors.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated April 14, 2025 (the "Business Combination Agreement"), by and among the Issuer, AAC II Merger Sub Inc., a wholly owned subsidiary of the Issuer ("Merger Sub"), and Kodiak Robotics, Inc., a Delaware corporation ("Legacy Kodiak"). Pursuant to the terms of the Business Combination Agreement, a business combination between the Issuer and Legacy Kodiak was effected through the merger of Merger Sub with and into Legacy Kodiak, with Legacy Kodiak surviving as the surviving company and as a wholly owned subsidiary of Issuer (the "Merger" and, collectively with the other transactions described in the Business Combination Agreement, the "Business Combination"). The Business Combination closed on September 24, 2025 (the "Closing").

In connection with the Closing, and subject to the terms and conditions of the Business Combination Agreement, among other things, (i) each share of Legacy Kodiak's common stock issued and outstanding immediately prior to the effective time of the Merger was, pursuant to the Business Combination Agreement, cancelled and converted into the right to receive a number of shares of the Issuer's Common Stock (the "Per Share Merger Consideration") and (ii) each outstanding option to purchase shares of Legacy Kodiak common stock (a "Legacy Kodiak Option"), whether vested or unvested, issued and outstanding immediately prior to the Closing was converted into a comparable option to purchase a number of shares of Common Stock equal to the product of (1) the number of shares of Legacy Kodiak's common stock subject to such Legacy Kodiak Option immediately prior to the Closing and (2) the Per Share Merger Consideration (rounded down to the nearest whole share, with no cash being payable for any fractional share eliminated by such rounding), at an exercise price per share (rounded up to the nearest whole cent) equal to (x) the per share exercise price of the corresponding Legacy Kodiak Option immediately prior to the Closing divided by (y) the Per Share Merger Consideration (rounded up to the nearest whole cent).

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference into Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

At the Closing, pursuant to the terms of the Business Combination Agreement, the Reporting Person became the beneficial owner of (i) 25,915,204 shares of Common Stock held by the Reporting Person, (ii) 1,385,765 shares of Common Stock held by Citizens Trust Company of Delaware, Trustee of the Burnette Family Irrevocable Trust dated August 11, 2025 (the "Burnette Family Trust"), (iii) unvested options to purchase 1,017,084 shares of Common Stock held by the Reporting Person (the "Options"), and (iv) restricted stock units for 349,425 shares of Common Stock held by the Reporting Person (the "Earn Out RSUs"). 1/8th of the shares subject to the Options shall vest on December 30, 2025, and 1/48th of the shares subject to the Options shall vest each month thereafter, subject to the Reporting Person continuing as a service provider through each such date (the "Option Vesting Terms"). The Earn Out RSUs are subject to both (1) a performance-based vesting condition, which will be satisfied as to 1/3rd of the Earn Out RSUs if the Issuer's Common Stock achieves a price per share, for any period of 20 trading days out of 30 consecutive trading days occurring prior to the earlier of (i) September 24, 2029, or (ii) a change of control of the Issuer, that equals or exceeds the following thresholds, respectively: $18.00, $23.00 and $28.00 and (2) a service-based vesting condition, satisfied on substantially the same terms as the Option Vesting Terms.

At the Closing, pursuant to the terms of the Business Combination Agreement, the Reporting Person also became eligible to receive up to 8,903,370 shares of Common Stock and the Burnette Family Trust became eligible to receive up to 476,088 shares of Common Stock (together, the "Earn Out Securities"), subject to the achievement of certain performance-based milestones, which will be satisfied as to 1/3rd of the Earn Out Securities if the Issuer's Common Stock achieves a price per share, for any period of 20 trading days out of 30 consecutive trading days occurring prior to the earlier of (i) September 24, 2029, or (ii) a change of control of the Issuer, that equals or exceeds the following thresholds, respectively: $18.00, $23.00 and $28.00.

The Reporting Person serves as Chief Executive Officer of the Issuer and as a member of the Issuer's board of directors and, in such capacities, may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer's Bylaws (the "Bylaws"), as described in Item 6 of this Schedule 13D, and the Issuer's Insider Trading Policy (the "Insider Trading Policy"), the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals that may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, subject to the limitations under the Bylaws, Insider Trading Policy and securities law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 27,300,969 shares of Common Stock, or 15.1% of the Issuer's Common Stock. The beneficial ownership percentages used in this Schedule 13D are calculated based on a total of 181,207,392 shares of Common Stock outstanding as of September 24, 2025, immediately after giving effect to the consummation of the Business Combination.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person and the Reporting Person's spouse, Chelsea Burnette, share voting and dispositive power with respect to 1,385,765 shares of Common Stock held by the Burnette Family Trust. The Reporting Person has sole voting and dispositive power with respect to 25,915,204 shares of Common Stock held directly by the Reporting Person.

Mrs. Burnette's principal occupation is serving as Director of Engineering - Photos of Apple Inc. Otherwise, the information with respect to the Reporting Person in Item 2 of this Schedule 13D applies equally to Mrs. Burnette.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4 of this Schedule 13D, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise disclosed in this Item 5, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
A&R Registration Rights Agreement

At the Closing, the Issuer, Ares Acquisition Holdings II LP, a Cayman Islands exempted limited partnership, and certain Legacy Kodiak securityholders, including the Reporting Person, entered into that certain Amended and Restated Registration Rights Agreement (the "A&R Registration Rights Agreement"), which provides that the holders named therein (the "Holders"), including the Reporting Person, have been granted certain customary rights, on the terms and conditions in the A&R Registration Rights Agreement, with respect to securities of Kodiak they hold following the Business Combination. Pursuant to the terms of the A&R Registration Rights Agreement, the Issuer is obligated to, among other things, file a registration statement to register the resale of certain securities of Issuer held by Holders. In addition, pursuant to the terms of the A&R Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of Issuer held by the Holders. The A&R Registration Rights Agreement also provides the Holders with "piggy-back" registration rights, subject to certain requirements and customary conditions.

Lock-Up Obligations

The Bylaws of the Issuer provide that the securities of the Issuer received as consideration pursuant to the Business Combination Agreement may generally not be transferred until the earlier of (A) September 24, 2026 or (B) such date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Issuer's stockholders having the right to exchange their shares of the Issuer's capital stock for cash, securities or other property. If the closing price per share of Common Stock equals or exceeds $12.00 for 20 of 30 consecutive trading days commencing on or after February 21, 2026, then the transfer restrictions described above will expire.

The foregoing descriptions of the A&R Registration Agreement and Bylaws do not purport to be complete and are qualified in their entirety by the full text of the A&R Registration Agreement and the Bylaws, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

1 Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit
10.8 to the Issuer's Current Report on Form 8-K filed on September 30, 2025).

2 Bylaws (incorporated by reference to Exhibit 3.3 to the Issuer's Current Report on Form 8-K
on September 30, 2025).

## Signatures
- Burnette Donald L.: /s/ Donald L. Burnette, Donald L. Burnette (10/01/2025)